SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/20/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
657,407

8. SHARED VOTING POWER
270,558

9. SOLE DISPOSITIVE POWER
927,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
927,965

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.22%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #3 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
On June 20, 2009 a member of the group sent a letter to the Issuer.
See exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 927,965 shares of DCS or 10.22% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 6/15/09 the following shares of DCS were purchased:

Date:		Shares:		Price:
06/15/09	13,140		$10.2864
06/16/09	6,000		$10.1453
06/17/09	5,700		$9.9109
06/18/09	4,180		$10.0128
06/19/09	1,200		$10.0800
06/22/09	5,533		$9.7727
06/23/09	9,500		$9.7.037
06/24/09	1,500		$9.8400








d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/25/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1

Opportunity Partners, 60 Heritage Drive, Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

June 20, 2009

Kevin Robinson
Senior Managing Director, General Counsel and Corporate Secretary
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Dear Mr. Robinson:

Claymore Dividend & Income Fund (the "Fund")

We think the board made the right decision in terminating the sub-advisory agreement between the Fund (f/k/a Dreman/Claymore Dividend & Income Fund) and Dreman Value Management, LLC. As a result, my Rule 14a-8 termination proposal is hereby withdrawn.

We note that the board has approved an interim investment sub-advisory agreement with Manning & Napier Advisors, Inc. ("Manning & Napier") which it intends to submit to the Fund's shareholders for their approval.

As we said previously, we strongly believe it is only fair that long-term common stockholders who have lost an enormous amount of money -- money that they are unlikely to ever recoup -- deserve an opportunity to realize their loss for tax purposes without having to sell their shares at a big discount
from NAV.   If they are afforded such an opportunity, we will abandon our proxy contest and will support the proposal to approve Manning & Napier as the Fund's sub-advisor. If the board declines to allow stockholders an exit at NAV, we will oppose the proposal to approve Manning & Napier.

We would like to discuss this matter with you or any other representative of management with the goal of avoiding a proxy contest. It would be a shame to go forward on what could be a futile and expensive project without attempting to gain the support of one of the Fund's largest stockholders. We look forward to your prompt response. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner